UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

C-Bond Systems, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

12508X 10 9
(CUSIP Number)

Jeff Badders, 4002 North Street, Nacogdoches, TX 75965
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 9, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.	12508X 10 9

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Jeff Badders
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) ☐ (b) ☐
3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions)
PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)
☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
203,702,094
	8	SHARED VOTING POWER

	9	SOLE DISPOSITIVE POWER
203,702,094
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
203,702,094
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
51%
14	TYPE OF REPORTING PERSON (See Instructions)
IN

Item 1. Security and Issuer

This Amendment No. 1 (this “Amendment”) amends and supplements the statement on Schedule 13D (the “Schedule 13D”) filed by Jeff Badders on October 16, 2020, relating to beneficial ownership of shares of common stock, par value $0.001 per share (the “Shares”) of C-Bond Systems, Inc., a Colorado corporation (the “Issuer”). The principal office of the Issuer is located at 6035 South Loop East, Houston, TX 77033.

Except as specifically provided herein, this Amendment does not modify any of the information previously reported in the Statement.

Item 3. Source and Amount of Funds or Other Considerations

Item 3 is hereby amended by adding the following:

On October 20, 2020, Mr. Badders entered into a Subscription Agreement with the Issuer where he agreed to purchase 2,000 shares of the Company’s Series C Convertible Preferred Stock for $200,000, or $100.00 per share. On November 9, 2020, Mr. Badders closed a Subscription Agreement with the Issuer where he purchased 2,500 shares of the Company’s Series C Convertible Preferred Stock for $250,000, or $100.00 per share.

As of November 10, 2020, the Issuer had 225,922,177 shares of common stock issued and outstanding. Mr. Badders’ share ownership percentage herein assumes the full conversion of his Series C Convertible Preferred Stock into Common Stock.

Item 4. Purpose of Transaction

The information set forth in Item 3 is incorporated by reference into this Item 4. Except as set forth in this Schedule 13D, Mr. Badders does not have any present plans, arrangements or understandings that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

Item 5 is hereby amended by adding the following:

(a) Mr. Badders beneficially owns 203,702,094 shares of the voting power of the Issuer, representing 51% of the total voting power of the Issuer, which includes 171,428,572 votes through his ownership of the Series C Convertible Preferred Stock, and 32,773,522 shares of Common Stock. As of November 10, 2020, there were 225,922,177 shares of the Issuer’s Common Stock issued and outstanding.

(b) Mr. Badders has sole voting power over 203,702,094 Shares.

(c) On October 20, 2020, Mr. Badders entered into a Subscription Agreement with the Issuer where he agreed to purchase 2,000 shares of the Company’s Series C Convertible Preferred Stock for $200,000, or $100.00 per share. On November 6, 2020, Mr. Badders entered into a Subscription Agreement with the Issuer where he agreed to purchase 2,500 shares of the Company’s Series C Convertible Preferred Stock for $250,000, or $100.00 per share.

(d) No other person is known to have a right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Mr. Badders.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 through 5 is incorporated by reference into this Item 6. Except as described in Item 3 above, to the knowledge of Mr. Badders, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies between Mr. Badders and any other person, with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 16, 2020
Dated

/s/ Jeff Badders
Signature

Jeff Badders
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).